UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission file number 0-13814
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Cortland Savings and Banking
401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cortland Bancorp
194 West Main Street
Cortland, Ohio 44410

REQUIRED INFORMATION
Audited financial statements and supplemental schedules of The Cortland Savings and Banking 401(k) Plan including:

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009	3
Notes to the Financial Statements	4-9
Supplemental Information	10-11
Signatures	12
Exhibit 23 — Consent of Independent Registered Public Accounting Firm — S.R. Snodgrass, A.C.

THE CORTLAND SAVINGS AND
BANKING 401(k) PLAN
AUDIT
OF
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3
Notes to the Financial Statements	4-9
SUPPLEMENTAL INFORMATION
Schedule of Assets (Held at End of Year)	10
Schedule of Reportable Transactions	11
SIGNATURES	12
Exhibit 23 — Consent of Independent Registered Public Accounting Firm — S.R. Snodgrass, A.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees of The Cortland Savings and Banking 401(k) Plan
Cortland, Ohio
We have audited the accompanying statements of net assets available for benefits of The Cortland Savings and Banking 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Cortland Savings and Banking 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010, and (2) Schedule H line 4j - Schedule of Reportable Transactions as of or for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ S.R. SNODGRASS, A.C.
Wexford, Pennsylvania
June 29, 2011

The Cortland Savings and Banking 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	December 31,
	2010	2009
ASSETS
Investments at fair value:
Cortland ER stock fund	$449,021	$415,893
Mutual funds	7,284,428	6,563,271
Personal brokerage accounts	441,308	377,741

Total investments at fair value	8,174,757	7,356,905

Notes receivable from participants	350,797	418,990

TOTAL ASSETS	$8,525,554	$7,775,895

NET ASSETS AVAILABLE FOR BENEFITS	$8,525,554	$7,775,895

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2010 and 2009

	Years Ended
	December 31,
	2010	2009
ADDITIONS
Contributions:
Employee	$314,363	$340,654
Rollovers	32,152	166,209
Employer	211,849	225,557

Total contributions	558,364	732,420

Investment income:
Net appreciation in the aggregate fair value of investments	717,618	336,737
Interest and dividend income	157,383	146,605

Total investment income	875,001	483,342

Total additions	1,433,365	1,215,762

DEDUCTIONS
Distributions to participants	676,847	570,883
Administrative expense	6,859	6,924

Total deductions	683,706	577,807

NET ADDITIONS	749,659	637,955

Net Assets Available For Benefits Beginning of Year	7,775,895	7,137,940

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$8,525,554	$7,775,895

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 1 — ACCOUNTING POLICIES
Basis of Presentation
The accompanying statements of net assets available for benefits and changes in net assets available for benefits are prepared on the accrual basis of accounting.
Valuation of Investments
Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol “CLDB”) held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the NASDAQ OTC Bulletin Board. Shares of mutual funds are valued at quoted market prices. All investments held by the Plan during 2010 and 2009 were considered Level I investments under the fair value hierarchy of Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement and Disclosure.
Net Change in Aggregate Fair Value of Investments
In accordance with the policy of stating investments at fair value, the change in the aggregate fair value of investments for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.
Administrative Expenses
Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company. Such costs amounted to $27,447 and $29,560 for the years ended December 31, 2010 and 2009, respectively.
NOTE 2 — DESCRIPTION OF PLAN
The following description of The Cortland Savings and Banking 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp and its subsidiary (collectively, “the Company”). Employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).
Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 2 — DESCRIPTION OF PLAN (continued)
Contributions
Participants may make salary deferral contributions at their discretion of annual compensation for 2010 and 2009. Participant contributions may not exceed the dollar limit set by law, which was $16,500 for the years ended 2010 and 2009. The Company matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $5,500 for each of the years ended 2010 and 2009.
Participant-Directed Accounts
The participant’s elective deferrals, Company contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the fair value of the participant’s account.
Separate Investment Options
Each participant may direct that contributions and earnings be invested in one or more investment options in the Plan. The options are summarized as follows:
Cortland ER Stock Fund
These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the fair value of the fund.
Mutual Funds
These funds are invested in various mutual funds offered by the Plan.
Personal Brokerage Accounts
These funds are invested in self-directed brokerage accounts. Charles Schwab and ING Financial Services administer these accounts. All investments are directed by the participant.
Vesting
Participants are immediately vested in their salary deferral contribution, the Company’s matching contribution, and any earnings or losses thereon.
Payments of Benefits
The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.
If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.
If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%. Rates are determined by 1.00% plus Wall Street Journal Prime. Principal and interest is paid ratably through payroll deductions.

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 2 — DESCRIPTION OF PLAN (continued)
Authoritative Accounting Guidance
In January 2010, the Financial Accounting Standards Board (FASB) issued additional guidance related to fair value measurements and the related disclosure requirement. The guidance requires plans to disclose investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation of changes in the fair value of investments using significant unobservable inputs (Level 3), plans should present separately information about purchases, sales, issuances and settlements. The updated guidance is effective for the Plan for the year ended December 31, 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for the Plan for the year ended December 31, 2011. The adoption of this guidance did not and is not expected to have a material impact to the Plan’s financial statements.
In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans of $418,990 for the year ended December 31, 2009 from investments to notes receivable from participants. Net assets available for benefits of the plan were not affected by the adoption of the new guidance.
NOTE 3 — INVESTMENTS
The Plan investments are administered by ING National Trust and Huntington Trust through agreements dated March 1, 2001 and May 14, 1999, respectively.
The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

December 31,
2010
Cortland ER Stock Fund	$449,021
American Funds: The Growth Fund of America — Class R-3	1,159,752
ING Fixed Account — Regular	2,052,330
ING Solution 2025 Portfolio — Advisor Class	674,198
Personal brokerage accounts	441,308

TOTAL INVESTMENTS AT FAIR VALUE	$4,776,609

December 31,
2009
Cortland ER Stock Fund	$415,893
American Funds: The Growth Fund of America — Class R-2	1,234,779
ING Fixed Account — Regular	2,208,011
Europacific Growth Fund — Class R-2	396,917

TOTAL INVESTMENTS AT FAIR VALUE	$4,255,600

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 3 — INVESTMENTS (continued)
The Plan’s investments, including gains and losses on investments bought and sold as well as held during the years, appreciated (depreciated) as follows:

	FOR THE YEARS ENDED
	DECEMBER 31,
	2010	2009
Cortland ER stock fund	$88,318	$(489,206)
Mutual funds	568,169	888,859
Personal brokerage accounts	61,131	(62,916)

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	$717,618	$336,737

NOTE 4 — TAX STATUS
The Plan obtained its latest determination letter on November 7, 2001, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
ING National Trust Company is the Trustee for the Plan, except for Personal Brokerage Accounts for which Huntington Bank is the Trustee. ING Financial Services is the administrator of the Plan. ING is responsible for providing recordkeeping and asset segregation services for the Plan. Charles Schwab is the administrator for the Personal Brokerage Accounts and is responsible for recordkeeping and asset segregation of these accounts.
The Cortland ER Stock Fund is a unitized fund that is composed solely of Cortland Bancorp common stock and cash.
NOTE 6 — CONCENTRATIONS OF RISK
The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2011 will be partially the result of the Company’s future stock market performance, which is subject to various risk factors.
The fair value of Cortland Bancorp common stock held indirectly by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $568,838 and $511,973 at December 31, 2010 and 2009, respectively.

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 6 — CONCENTRATIONS OF RISK (continued)
The common stock is thinly traded. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.
NOTE 7 — FAIR VALUE MEASUREMENTS
Accounting guidance under ASC Topic 820, Fair Value Measurements and Disclosures, affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.
The Plan groups assets and liabilities recorded at fair value into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level I considered highest and Level III considered lowest). A brief description of each level follows:
Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.
Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.
Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.
Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Cortland ER Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.
Personal brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded or valued at the NAV of shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE 7 — FAIR VALUE MEASUREMENTS (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010
	Level I	Level II	Level III	Total
Assets:
Cortland ER stock fund	$449,021	$—	$—	$449,021
Mutual funds:
Money market funds	225,293	—	—	225,293
Bond/income funds	2,426,668	—	—	2,426,668
Asset allocation funds	900,693	—	—	900,693
Balanced funds	269,942	—	—	269,942
Equity funds	2,803,095	—	—	2,803,095
Specialty funds	33,705	—	—	33,705
Global/International funds	625,032	—	—	625,032

Total mutual funds	7,284,428			7,284,428
Personal brokerage accounts	441,308	—	—	441,308

Total assets at fair value	$8,174,757	$—	$—	$8,174,757

	December 31, 2009
	Level I	Level II	Level III	Total
Assets:
Cortland ER stock fund	$415,893	$—	$—	$415,893
Mutual funds:
Money market funds	205,544	—	—	205,544
Bond/income funds	2,497,486	—	—	2,497,486
Asset allocation funds	328,293	—	—	328,293
Balanced funds	267,789	—	—	267,789
Equity funds	2,547,310	—	—	2,547,310
Specialty funds	43,416	—	—	43,416
Global/International funds	673,433	—	—	673,433

Total mutual funds	6,563,271	—	—	6,563,271
Personal brokerage accounts	377,741	—	—	377,741

Total assets at fair value	$7,356,905	$—	$—	$7,356,905

NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS
Accounting guidance under ASC Topic 825, Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Investments in mutual funds, Cortland ER stock fund, personal brokerage accounts, and notes receivable from participants are considered financial instruments. At December 31, 2010 and 2009, the carrying amounts of these financial instruments approximates fair value.

The Cortland Savings and Banking 401(k) Plan
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 34-0165477
Plan Number: 002
December 31, 2010

		(c)
		Description of investment including
	(b)	maturity date, rate of interest,		(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	collateral, par or maturity value		Cost	Current Value

	CORTLAND ER STOCK FUND
*	CORTLAND ER STOCK FUND	Unitized Fund	92,412 Units	N/A	$449,021

	TOTAL CORTLAND ER STOCK FUND				449,021

	MUTUAL FUNDS
*	American Funds: EuroPacific Growth Fund — Class R-3	Mutual Funds	10,166 Units	N/A	413,027
*	American Funds: New Perspective Fund — Class R-3	Mutual Funds	7,526 Units	N/A	212,005
*	American Funds: The Growth Fund of America — Class R-3	Mutual Funds	38,684 Units	N/A	1,159,752
*	American Funds: The Income Fund of America — Class R-3	Mutual Funds	16,360 Units	N/A	269,942
*	Baron Growth Fund — Retail Shares	Mutual Funds	2,371 Units	N/A	121,483
*	ING Fixed Account — Regular	Mutual Funds	2,052,330 Units	N/A	2,052,330
*	ING GNMA Income Fund — Class A	Mutual Funds	18,840 Units	N/A	166,926
*	ING MidCap Opportunities Fund — Class A	Mutual Funds	19,156 Units	N/A	362,246
*	ING Money Market Fund — Class A	Mutual Funds	225,293 Units	N/A	225,293
*	ING PIMCO Total Return Portfolio — Adviser Class	Mutual Funds	13,763 Units	N/A	163,644
*	ING Russell Large Cap Index Portfolio — Class I	Mutual Funds	22,808 Units	N/A	220,779
*	ING Russell Mid Cap Index Portfolio — Class I	Mutual Funds	6,500 Units	N/A	75,209
*	ING Russell Small Cap Index Portfolio — Class I	Mutual Funds	3,653 Units	N/A	45,079
*	ING Solution 2015 Portfolio — Adviser Class	Mutual Funds	11,640 Units	N/A	127,111
*	ING Solution 2025 Portfolio — Adviser Class	Mutual Funds	61,402 Units	N/A	674,198
*	ING Solution 2035 Portfolio — Adviser Class	Mutual Funds	2,513 Units	N/A	28,115
*	ING Solution 2045 Portfolio — Adviser Class	Mutual Funds	6,048 Units	N/A	68,287
*	ING Solution 2055 Portfolio — Adviser Class	Mutual Funds	263 Units	N/A	2,981
*	Invesco Global Health Care Fund — Investor Class	Mutual Funds	1,261 Units	N/A	33,705
*	Lord Abbett Small Cap Value Fund — Class P	Mutual Funds	10,194 Units	N/A	316,924
*	Oppenheimer International Bond Fund — Class N	Mutual Funds	6,692 Units	N/A	43,768
*	Pioneer Equity Income Fund — Class A Shares	Mutual Funds	12,960 Units	N/A	328,532
*	T. Rowe Price Mid-Cap Value Fund — R Class	Mutual Funds	7,397 Units	N/A	173,090

	TOTAL MUTUAL FUNDS				7,284,426

	PERSONAL BROKERAGE ACCOUNTS
	Charles Schwab Personal Brokerage Account	Brokerage Account	N/A	N/A	438,406
	TD Ameritrade	Self-Directed Account	N/A	N/A	2,902

	TOTAL PERSONAL BROKERAGE ACCOUNTS				441,308

	NOTES RECEIVABLE FROM PARTICIPANTS
	Participant Loans	1% + Prime (4.25% to 9.25%)			350,797

	TOTAL NOTES RECEIVABLE FROM PARTICIPANTS				350,797

	TOTAL INVESTMENTS				$8,525,552

*	Denotes party-in-interest transaction as the investment is managed by ING.

N/A indicates not applicable

The Cortland Savings and Banking 401(k) Plan
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
EIN: 34-0165477
Plan Number: 002
December 31, 2010

(h)
Current value
(a)	(b)	(c)	(d)	(g)	of asset on	(i)
Identity of party	Description	Purchase	Selling	Cost of	transaction	Net gain or
involved	of assets	price	price	assets	date	loss

There were no category (i), (ii), (iii) or (iv) reportable transactions.

The Cortland Savings and Banking 401(k) Plan
SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking 401(k) Plan
Date: June 29, 2011	/s/ David J. Lucido
David J. Lucido
Senior Vice President and Chief Financial Officer

The Cortland Savings and Banking 401(k) Plan

EXHIBIT INDEX

Exhibit
No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm — S.R. Snodgrass, A.C.